SEC File Number: 001-39341

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended: June 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Brilliant Acquisition Corporation

Full Name of Registrant

N/A

Former Name if Applicable

99 Dan Ba Road, C-9, Putuo District, Shanghai

Address of Principal Executive Office

(Street and Number)

Peoples Republic of China 200062

City, State and Zip Code:

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Forms 10K, 20-F, 11-K, Form NSAR, or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Brilliant Acquisition Corporation (the “Company”) expects a delay in filing the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021 (the “Q2 2021 Form 10-Q”) by the prescribed due date for the reasons described below.

On April 12, 2021, the Staff of the U.S. Securities and Exchange Commission (the “SEC”) issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”), which clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants. Following review of the SEC Statement, the Company reevaluated the accounting treatment of its private placement warrants as equity, and concluded that, based on the SEC Statement, the private placement warrants should be, and should previously have been, classified as a liability measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period.

The Company is currently determining the extent of the SEC Statement’s impact on its financial statements as of and for the period from April 1, 2021 through June 30, 2021 included in the Q2 2021 Form 10-Q (the “Q2 2021 Financials”). The Company is evaluating the impact of the SEC Statement on its internal control over financial reporting related to accounting for its private placement warrants.

The Company is working diligently to complete the Q2 2021 Form 10-Q as soon as possible; however, given the scope of the process for determining the appropriate treatment of the private placement warrants in accordance with the SEC Statement and appropriately reporting such treatment in the Q2 2021 Form 10-Q, the Company is unable to complete and file the Q2 2021 Form 10-Q by the required due date of August 16, 2021 without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Dr. Peng Jiang	(86) 021-80125497
(Name)	(Area Code) (Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s): ☐ Yes ☒ No

Annual Report Form 10-K for the annual period ended December 31, 2020

Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Brilliant Acquisition Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

August 16, 2021	By:	/s/ Dr. Peng Jiang
Dr. Peng Jiang
Chief Executive Officer and Chief Financial Officer

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